Exhibit 99.1

Results from TORM plc’s Annual General Meeting on 14 April 2021

TORM plc (the “Company”) announces that all the resolutions set out in the notice of the Annual General Meeting dated 01 March 2021 were duly passed on a poll at today’s Annual General Meeting. The result of the poll is illustrated below.

Eligible votes (for Resolutions 1, 2, 3, 4 & 5)	75,353,612
Eligible votes (for Resolution 6)	425,353,612
Voted total (excl. C-Share)	51,676,076
Voted total (%)	68.58

Ordinary Resolutions	Vote type	Voted	Voted (%)	% of total voting rights
1. To adopt the Annual Report and Accounts 2020	For Against Withheld*	51,121,535 1,075 20,604	99.96	67.84
2. To approve the Directors’ Remuneration Report 2020	For Against Withheld*	51,080,487 61,811 916	99.88	67.79
3. To approve the Remuneration Policy	For Against Withheld*	48,123,828 3,018,434 952	94.10	63.86
4. To re-appoint Ernst & Young LLP as auditor of the Company	For Against Withheld*	51,672,552 2,760 764	99.99	68.57
5. To authorize the Directors to fix the remuneration of the auditors	For Against Withheld*	51,139,939 2,360 915	99.99	67.87

Special Resolution	Vote type	Voted	Voted (%)	% of total voting rights
6. To approve the updated Articles of Association	For Against Withheld*	400,958,924 166,106 18,184	99.95	94.26

*
A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution. Other than for resolution 4, there were 532,862 ‘non-votes’ received from brokers. These have been counted in the total votes cast, but not in the votes ‘For’ or ‘Against’ a resolution.

Announcement no. 11 / 14 April 2021	Results from TORM plc’s Annual General Meeting on 14 April 2021	Page 1 of 4

Dear Shareholders
Welcome the Annual General Meeting.
In this highly unusual year, I am very pleased that TORM can report solid EBITDA of USD 272m for the year and on the back of the strong performance has returned USD 71m in dividends to shareholders. It further pleases me that TORM has continued to forge the path to a greener future by committing to ambitious CO2 reduction targets.
As for the rest of the world, TORM has been impacted by the COVID-19 pandemic during 2020 and into 2021. Looking at the product tanker market, the pandemic caused a sharp decline in demand for oil products and led to stock build-up at an unprecedented scale. With limited inventory space ashore, a significant share of the global fleet of product tankers became tied up in floating storage, and freight rates temporarily jumped to all-time high levels. The market was further heated by prolonged oil output discussions between OPEC and Russia that led to a continued high level of oil supply. Continued efforts to contain the pandemic in the second half of the year stalled the otherwise recovering oil demand and kept trade flows at low levels which continued into 2021.
During the COVID-19 pandemic, TORM has fully maintained our operations at sea and ashore thanks to the One TORM platform, but especially due to an extraordinary and very professional effort from our crew members. While crew changes remain an issue due to travel bans and quarantine in several countries around the world, TORM has observed a very positive development since the end of the second quarter, and at the end of 2020, the percentage of crew with overdue employment is back down at normal pre-COVID-19 level.
As such, the year 2020 presented many operational and commercial challenges, and I am pleased to note that TORM’s integrated operational platform was a key factor for the Company to successfully navigate the extraordinary market for product tankers over the year.
Again in 2020, TORM was able to deliver best-in-class commercial performance and with TORM’s focus on optimal geographic positioning of the fleet and strategic priority of trading in the spot market, the fleet was well positioned to capture the sudden market strength in the second quarter of the year.
For the full year 2020, TORM realized average Time Charter Equivalent (TCE) earnings of USD/day 19,800 vs. USD/day 16,526 in 2019. This was considerably above TORM’s profit before tax break-even level and in the top range compared to industry peers.
During the year, TORM continued to renew the fleet and took delivery of four vessels under our newbuilding program, purchased two 2010-built MR vessels and ordered two fuel-efficient, dual-fuel ready LR2 newbuilds. TORM also acted when the market for older product tankers turned out favorable especially towards the end of the second quarter and sold eight vessels built between 1997-2003.
In connection with the release of the 2020 Annual Report, TORM finalized a transaction with Team Tankers for the purchase of eight 2007-2012 built MR vessels in a partly cash and partly share based transaction. Six of these vessels have specialized cargo tank configurations and extended tank segregations that allow for enhanced trading flexibility through chemical trading options. All eight vessels will be operating within the existing TORM platform, and the increased scale will lower our administrative costs per earning day by approximately USD 175, thereby creating annual synergies of around USD 5m.

Announcement no. 11 / 14 April 2021	Results from TORM plc’s Annual General Meeting on 14 April 2021	Page 2 of 4

During the year, TORM performed a review of our key strategic choices, business model and organization. The review substantiated that the integrated nature of the operating platform offers intrinsic added value across TORM and is a vital element in TORM’s ability to outperform the product tanker market.
In a year as extraordinary as 2020, it further pleases me to note that TORM has continued and even further intensified our integration of environmental measures.
At TORM, the green agenda has been an integral part of the Company since it signed up for the UN Global Compact in 2009, and to quantify our future ambitions, TORM has set targets to reduce our relative CO2 emissions by a minimum of 40% by 2030 compared to 2008. We will pursue the targets by continuing the behavioral and technical optimizations which have enabled us to realize a 22% reduction as well as engage in the development of next generation fuel efficient vessel design with selected partners.
Looking at our balance sheet, I am pleased that during 2020 we refinanced a total debt of USD 602m extending all material debt maturities to 2026 or later. Illustrating a further commitment to our CO2 emission reduction target, we have introduced a CO2 emission-linked price adjustment mechanism in one of our facilities. The refinancing underlines TORM’s solid capital structure.
During 2020, TORM made a total shareholder distribution of USD 71m covering earnings in the second half of 2019 and the first half of 2020. The majority of the payment was made in September 2020, when TORM paid an ordinary dividend of USD 63m, or USD 0.85 per share. In line with the Company’s Distribution Policy, the payment corresponded to 50% of net income for the six months ended 30 June 2020. Also in line with TORM’s Distribution Policy, the Board of Directors recommends that no dividends be paid for the second half of 2020.
Adding it all up, I am satisfied that our strong earnings in relation to the capital invested in TORM show that TORM is delivering industry-leading results for our investors. For the full year, TORM achieved an adjusted return on invested capital (ROIC) of 9.3% compared to 5.2% in 2019.
Lastly, I would like to thank our seafarers and onshore staff for their hard work and the dedication they have shown every day throughout this challenging year, and I am confident that, based on the One TORM mindset and the strong safety-first principles, TORM will continue to deliver on our promises to our customers and other stakeholders in 2021 and for many years to come.
Thank you very much.

CONTACT		TORM plc
Christopher H. Boehringer, Chairman,	tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Jacob Meldgaard, Executive Director,	tel.: +45 3917 9200	London, EC3V 9DU, United Kingdom
Kim Balle, Chief Financial Officer,	tel.: +45 3917 9285	Tel.: +44 203 713 4560
Christopher Everard, General Manager,	tel.: +44 7920 494853	www.torm.com

Announcement no. 11 / 14 April 2021	Results from TORM plc’s Annual General Meeting on 14 April 2021	Page 3 of 4

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 11 / 14 April 2021	Results from TORM plc’s Annual General Meeting on 14 April 2021	Page 4 of 4